Dimensional

August 5, 2024

Via EDGAR
Emily Rowland
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Re:	Dimensional ETF Trust
File Nos. 333-239440 and 811-23580

Dear Ms. Rowland:
On behalf of Dimensional ETF Trust (the “Registrant”), the following are the responses to the Staff’s comments conveyed with regard to Post-Effective Amendment Nos. 26/30 to the Registration Statement of the Registrant (the “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 29, 2024, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “1933 Act”), for the purposes of registering the Dimensional US Vector Equity ETF, Dimensional International Vector Equity ETF, and Dimensional Emerging Markets ex China Core Equity ETF (each, a “Portfolio” and, collectively, the “Portfolios”).
Each SEC Staff comment is summarized below, followed by the Registrant’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment. The Registrant understands that the Registrant and management are responsible for the accuracy and adequacy of the disclosures notwithstanding any review comment or action of the Staff of the SEC.  The Registrant further acknowledges that, to the extent disclosure appears multiple times throughout the Amendment, any comment with regard to such disclosure applies equally throughout.
1.	Comment. Please file your responses to the Staff’s comments on EDGAR at least 5 days in advance of the effective date.

Response. The Registrant confirms it will file responses to the Staff’s comments on EDGAR 5 days in advance of the effective date.

2.	Comment. Per Rule 313 of Regulation S-T, please update the ticker symbol for each Portfolio on EDGAR when available.

Response. The Registrant will update EDGAR accordingly.

U.S. Securities and Exchange Commission
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Summary Prospectus
(Dimensional US Vector Equity ETF)

3.	Comment. Please revise the disclosure to clarify that the securities that the Portfolio invests in are selected from the U.S. Universe.

Response. The Registrant has revised the disclosure as follows:

The US Vector Equity ETF is designed to purchase a broad and diverse group of equity securities within a market capitalization weighted universe (e.g., the larger the company, the greater the proportion of the universe it represents) of U.S. operating companies (the “U.S. Universe”). The Portfolio invests in companies of all sizes, with strongly increased exposure to smaller capitalization, lower relative price and higher profitability companies as compared to their representation in the U.S. Universe. ~~The Advisor generally defines the U.S. Universe as a market capitalization weighted set (e.g., the larger the company, the greater the proportion of the U.S. Universe it represents) of U.S. operating companies listed on a securities exchange in the United States that is deemed appropriate by the Advisor.~~

4.
Comment.  Please describe the specific criteria that the Advisor uses to determine that an investment is economically tied to the U.S.  Please also include a definition of a U.S. company for purposes of the Portfolio’s policy to invest at least 80% of its net assets in equity securities of U.S. companies.  The Staff’s view is that U.S. companies could be companies that are organized in the U.S., that maintain a principal place of business in the U.S., or securities that are listed and traded principally in the U.S.

Response. The Registrant has revised disclosure as follows:

As a non-fundamental policy, under normal circumstances, the US Vector Equity ETF will invest at least 80% of its net assets in equity securities of U.S. companies.  The Advisor generally defines a U.S. operating company as one that is listed and principally traded on a securities exchange in the United States that is deemed appropriate by the Advisor.

5.
Comment.  With respect to the Portfolio’s 80% policy, please revise the policy in the Prospectus to note that it applies to the value of the Portfolio’s net assets, plus the amount of any borrowings for investment purposes.

Response.  The Registrant believes that the addition of this language in the Prospectus would be confusing for investors. Since the Portfolio does not currently intend to borrow money for investment purposes, as noted on page 5 of the SAI, the Registrant believes that including such language in the Prospectus may mislead investors into believing that the Portfolio borrows money to use for investment. The Portfolio, however, includes this language in the disclosure regarding the 80% policy on page 3 of the SAI. If the Portfolio were to change its policy with respect to borrowing for investment purposes in the future, it would make the relevant changes to the disclosure regarding the 80% policy in the Prospectus.

6.	Comment. Please supplementally confirm whether the derivatives in which the

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Portfolio invests will be counted towards the 80% policy.

Response.  The Registrant supplementally confirms that derivatives may be counted toward the Portfolio’s 80% policy to the extent they have economic characteristics similar to the securities included within that policy, in accordance with current and future regulatory guidance and requirements under Rule 35d-1.

7.	Comment. Please consider adding a portfolio turnover risk as a principal risk in light of the statement that the Portfolio may have a higher degree of portfolio turnover than index funds.

Response.  The Registrant respectfully declines to revise the disclosure.  Due to the Portfolio’s active investment strategy, it will engage in more frequent trading of portfolio securities as compared to index portfolios; however, at this time, the Registrant does not anticipate high portfolio turnover being a principal risk of the Portfolio.

8.	Comment. Please tailor the “Derivatives Risk” to include risks specific to the derivatives utilized by the Portfolio.

Response. The Registrant supplementally confirms that the “Derivatives Risk” is appropriately tailored to the derivative instruments utilized by the Portfolio.

9.	Comment. When available, please supplementally provide the Staff with the broad-based securities index that the Portfolio will include in the “Performance Table” section of the Prospectus.

Response. The Registrant confirms supplementally that, currently, it is anticipated that the broad-based securities index to be utilized by the Portfolio is the Russell 3000 Index.

10.
Comment.  With respect to the “Investment Advisor/Portfolio Management” section of the Prospectus, if applicable, please add that the individuals listed are “jointly and primarily” responsible for leading the day-to-day management of the Portfolio.

Response.  The Registrant respectfully declines to revise the disclosure and notes that Item 5(b) of Form N-1A only requires that the Portfolio “state the name, title, and length of service” of the persons who are primarily responsible for the day-to-day management of the fund’s portfolio. The Registrant has previously revised this disclosure in response to SEC comments and believes the current disclosure satisfies the requirements of Item 5(b) of Form N-1A.

Summary Prospectus
(Dimensional International Vector Equity ETF)

11.	Comment. Please revise the disclosure to clarify that the securities that the Portfolio invests in are selected from the International Universe.

Response. The Registrant has revised the disclosure as follows:

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The International Vector Equity ETF is designed to purchase a broad and diverse group of equity securities within a market capitalization weighted universe (e.g., the larger the company, the greater the proportion of the universe it represents) of non-U.S. companies associated with developed markets that have been authorized for investment by the Advisor’s Investment Committee (the “International Universe”). The Portfolio invests in companies of all sizes, with strongly increased exposure to smaller capitalization, lower relative price, and higher profitability companies as compared to their representation in the International Universe. ~~For purposes of this Portfolio, the Advisor defines the International Universe as a market capitalization weighted set (e.g., the larger the company, the greater the proportion of the International Universe it represents) of non-U.S. companies associated with developed markets that have been authorized for investment by the Advisor’s Investment Committee.~~

12.	Comment. Please clarify what associated with developed markets means in the following disclosure:

For purposes of this Portfolio, the Advisor defines the International Universe as a market capitalization weighted set (e.g., the larger the company, the greater the proportion of the International Universe it represents) of non-U.S. companies associated with developed markets that have been authorized for investment by the Advisor’s Investment Committee.

Response. The Registrant revised the disclosure in the “Principal Investment Strategies” section as follows:

The International Vector Equity ETF will purchase securities of companies associated with developed market countries that the Advisor has designated as approved markets for investment. To determine whether a company is associated with a developed market country, the Advisor will consider various factors, such as where the company is organized or maintains its principal place of business, the principal trading market of the company, what government, agency or instrumentality issued or guaranteed the security, where the company’s revenues or profits are derived, and whether the company is in the Portfolio’s benchmark.

13.
Comment.  Please include the following disclosure from the Portfolio’s “Additional Information on Investment Objectives and Policies” section in the Portfolio’s “Principal Investment Strategies” section:

Under normal market conditions, the International Vector Equity ETF intends to invest at least 40% of its assets in three or more non-U.S. countries by investing in securities of companies associated with such countries.

Alternatively, the Staff believes the Portfolio could also satisfy the requirement to invest its assets in investments that are tied economically to a number of countries throughout the world by

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including disclosure noting that it invests: (1) a majority of its assets in issuers that are organized or located outside the U.S. or that do a substantial amount of business outside the US; or (2) an amount outside the U.S. that is within 5% of the U.S. exposure included in a broad-based global index.

Response.  The Registrant has incorporated the applicable disclosure from the Portfolio’s “Additional Information on Investment Objectives and Policies” section into the Portfolio’s “Principal Investment Strategies” section.

14.
Comment.  Please confirm whether the derivatives that the Portfolio will invest in will provide the Portfolio with exposure to U.S. companies. If so, please comment supplementally on how this U.S. exposure would be consistent with the Portfolio’s international investment strategy.

Response.  The Registrant notes that the Portfolio’s principal investment strategies and investments do not provide exposure to the U.S.  As noted in the disclosure, the Portfolio may have limited exposure to the U.S. through its investment in certain derivatives or other investments for collateral and cash management purposes.  The Registrant, however, believes the use of such investments for limited time periods and purposes is appropriately disclosed and beneficial to shareholders (i.e., as opposed to holding cash or more expensive and/or less liquid non-U.S. alternatives) and does not impair the Portfolio’s ability to achieve its investment objective or principal investment strategies.

15.	Comment. Please consider adding a portfolio turnover risk as a principal risk in light of the statement that the Portfolio may have a higher degree of portfolio turnover than index funds.

Response.  The Registrant respectfully declines to revise the disclosure.  Due to the Portfolio’s active investment strategy, it will engage in more frequent trading of portfolio securities as compared to index portfolios; however, at this time, the Registrant does not anticipate high portfolio turnover being a principal risk of the Portfolio.

16.	Comment. Please tailor the “Derivatives Risk” to include risks specific to the derivatives utilized by the Portfolio.

Response. The Registrant supplementally confirms that the “Derivatives Risk” is appropriately tailored to the derivative instruments utilized by the Portfolio.

17.	Comment. Please add a depositary receipt risk to the “Principal Risks” in the Portfolio’s Summary Prospectus.

Response.  The Registrant respectfully declines to revise the disclosure and notes that the “Foreign Securities and Currencies Risk” in the Portfolio’s Summary Prospectus addresses the risks related to investments in depositary receipts.

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18.	Comment. When available, please supplementally provide the Staff with the broad-based securities index that the Portfolio will include in the “Performance Table” section of the Prospectus.

Response.  The Registrant confirms supplementally that, currently, it is anticipated that the broad-based securities indices to be utilized by the Portfolio is the MSCI World ex USA IMI Index (net dividends).

19.
Comment.  With respect to the “Investment Advisor/Portfolio Management” section of the Prospectus, if applicable, please add that the individuals listed are “jointly and primarily” responsible for leading the day-to-day management of the Portfolio.

Response.  The Registrant respectfully declines to revise the disclosure and notes that Item 5(b) of Form N-1A only requires that the Portfolio “state the name, title, and length of service” of the persons who are primarily responsible for the day-to-day management of the fund’s portfolio. The Registrant has previously revised this disclosure in response to SEC comments and believes the current disclosure satisfies the requirements of Item 5(b) of Form N-1A.

Summary Prospectus
(Dimensional Emerging Markets ex China Core Equity ETF)

20.
Comment.  In the “Principal Investment Strategies” section of the Prospectus, please clarify that the securities are initially chosen from the Emerging Markets Universe.  Please also include the criteria the Portfolio uses to determine that a company is associated with an emerging market country.

Response. The Registrant has revised the disclosure as follows in the “Principal Investment Strategies” section:

The Emerging Markets ex China Core Equity ETF is designed to purchase a broad and diverse group of readily marketable emerging markets equity securities within a market capitalization weighted universe (e.g., the larger the company, the greater the proportion of the universe it represents) associated with emerging markets authorized for investment by the Advisor’s Investment Committee (“Approved Markets”), which may include frontier markets (emerging markets in an earlier stage of development) but which does not include China (the “Emerging Markets Universe”). The Portfolio will invest in companies of all sizes, with increased exposure to smaller capitalization, lower relative price, and higher profitability companies as compared to their representation in the Emerging Markets Universe. ~~The Advisor defines the “Emerging Markets Universe” as a market capitalization weighted set (e.g., the larger the company, the greater the proportion of the Emerging Markets Universe it represents) of non-U.S. companies associated with Approved Markets.~~

As a non-fundamental policy, under normal circumstances, the Emerging Markets ex China Core Equity ETF will invest at least 80% of its net assets in emerging market equity investments that are defined in the Prospectus as Approved Market securities. In determining which countries are eligible markets for the Portfolio, the Advisor may

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consider various factors, including without limitation, the ~~data, analysis, and~~ classification of countries published or disseminated by international cooperatives and global development institutions, such as the International Bank for Reconstruction and Development (commonly known as the World Bank)~~,~~ and the International Finance Corporation, and widely recognized global index providers, such as FTSE Russell~~,~~ and MSCI. To determine whether a company is associated with an emerging market country, the Advisor will consider various factors, such as where the company is organized or maintains its principal place of business, the principal trading market of the company, what government, agency or instrumentality issued or guaranteed the security, where the company’s revenues or profits are derived, and whether the company is in the Portfolio’s benchmark.

21.	Comment. Please confirm supplementally that the Approved Market securities will always be securities from emerging market countries for the purposes of the following investment policy.

As a non-fundamental policy, under normal circumstances, the Emerging Markets ex China Core Equity ETF will invest at least 80% of its net assets in emerging market equity investments that are defined in the Prospectus as Approved Market securities.

Response. The Registrant supplementally confirms that Approved Market securities will be associated with emerging markets for purposes of the Portfolio’s 80% investment policy.

22.	Comment. Please revise the following disclosure to clarify the specific factors that Advisor will use, and how the Advisor will apply the factors, for the purposes of determining emerging markets:

In determining which countries are eligible markets for the Portfolio, the Advisor may consider various factors, including without limitation, the data, analysis, and classification of countries published or disseminated by the International Bank for Reconstruction and Development (commonly known as the World Bank), the International Finance Corporation, FTSE Russell, and MSCI.

Response. The Registrant has revised the disclosure as follows:

In determining which countries are eligible markets for the Portfolio, the Advisor may consider various factors, including without limitation, the ~~data, analysis, and~~ classification of countries published or disseminated by international cooperatives and global development institutions, such as the International Bank for Reconstruction and Development (commonly known as the World Bank)~~,~~ and the International Finance Corporation, and widely recognized global index providers, such as FTSE Russell~~,~~ and MSCI.

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23.	Comment. Please include a corresponding principal risk for any of the instruments listed in the “Principal Investment Strategies,” including depositary receipts, equity swaps and futures.

Response.  The Registrant respectfully declines to revise the disclosure and supplementally confirms that all principal risks of the Portfolio are adequately disclosed, including with regard to depositary receipts (i.e., in the “Foreign Securities and Currencies Risk”) and equity swaps and futures (i.e., in the “Derivatives Risk”).

24.
Comment.  Please supplementally confirm that the derivatives that have U.S. exposure are not being counted towards the Portfolio’s policy to invest at least 80% of its net assets in emerging market equity investments.

Response. The Registrant supplementally confirms that derivatives that have U.S. exposure are not being counted towards the Portfolio’s 80% investment policy.

25.	Comment. Please supplementally confirm that the Portfolio will not use derivatives that provide exposure to China.

Response. The Registrant supplementally confirms that it will not invest in derivatives that provide exposure to China.

26.	Comment. Please tailor the “Derivatives Risk” to include risks specific to the derivatives utilized by the Portfolio.

Response. The Registrant supplementally confirms that the “Derivatives Risk” is appropriately tailored to the derivative instruments utilized by the Portfolio.

27.	Comment. Please provide disclosure with respect to the following risks specific to this investment strategy or explain why the disclosure would not be appropriate:

▪ The risk of the potential for information on non-U.S. companies being unreliable or outdated.

▪ Less information about the non-U.S. companies being publicly available due to differences in regulatory accounting, auditing, and recordkeeping standards.

▪ The potential significance of lack of reliability or information on the Portfolio’s performance.

▪ Risks of the rights and remedies associated with emerging markets investments being different than a portfolio that invests in domestic market investments.

Response. The Registrant has revised the disclosure as follows:

Principal Risks

Foreign Securities and Currencies Risk: Foreign securities prices may decline or fluctuate because of: (a) economic or political actions of foreign governments, and/or (b) less

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regulated or liquid securities markets. Investors holding these securities may also be exposed to foreign currency risk (the possibility that foreign currency will fluctuate in value against the U.S. dollar or that a foreign government will convert, or be forced to convert, its currency to another currency, changing its value against the U.S. dollar). The Portfolio does not hedge foreign currency risk.

Foreign issuers may not be subject to uniform accounting, auditing and financial reporting standards and there may be less publicly available financial and other information about such issuers, comparable to U.S. issuers. A fund may have greater difficulty voting proxies, exercising shareholder rights, securing dividends and obtaining information regarding corporate actions on a timely basis, pursuing legal remedies, and obtaining judgments with respect to foreign investments in foreign courts than with respect to domestic issuers in U.S. courts.

Emerging Markets Risk: Securities of issuers associated with emerging market countries may be subject to higher and additional risks than securities of issuers in developed foreign markets.  Numerous emerging market countries have a history of, and continue to experience serious, and potentially continuing, economic and political problems. Stock markets in many emerging market countries are relatively small, expensive to trade in and generally have higher risks than those in developed markets. Securities in emerging markets also may be less liquid than those in developed markets and foreigners are often limited in their ability to invest in, and withdraw assets from, these markets. Additional restrictions may be imposed under other conditions. Frontier market countries generally have smaller economies or less developed capital markets and, as a result, the risks of investing in emerging market countries are magnified in frontier market countries.

ADDITIONAL INFORMATION REGARDING INVESTMENT RISKS

Emerging Markets Risk: Securities of issuers associated with emerging market countries, including, but not limited to, issuers that are organized under the laws of, maintain a principal place of business in, derive significant revenues from, or issue securities backed by the government (or, its agencies or instrumentalities) of emerging market countries may be subject to higher and additional risks than securities of issuers in developed foreign markets….Similar to foreign issuers, emerging market issuers may not be subject to uniform accounting, auditing and financial reporting standards and there may be less publicly available, reliable and current financial and other information about such issuers, comparable to U.S. issuers.

28.	Comment. When available, please supplementally provide the Staff with the broad-based securities index that the Portfolio will include in the “Performance Table” section of the Prospectus.

Response.  The Registrant confirms supplementally that, currently, it is anticipated that the broad-based securities indices to be utilized by the Portfolio is the MSCI Emerging Markets ex China Index (net dividends).

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29.
Comment.  With respect to the “Investment Advisor/Portfolio Management” section of the Prospectus, if applicable, please add that the individuals listed are “jointly and primarily” responsible for leading the day-to-day management of the Portfolio.

Response.  The Registrant respectfully declines to revise the disclosure and notes that Item 5(b) of Form N-1A only requires that the Portfolio “state the name, title, and length of service” of the persons who are primarily responsible for the day-to-day management of the fund’s portfolio. The Registrant has previously revised this disclosure in response to SEC comments and believes the current disclosure satisfies the requirements of Item 5(b) of Form N-1A.

Additional Information on Investment Objectives and Policies
(Dimensional US Vector Equity ETF, Dimensional International Vector Equity ETF, and Dimensional Emerging Markets ex China Core Equity ETF)

30.	Comment. Please carryforward any applicable comments to Item 4 to the Item 9 section of the Prospectus.

Response. The Registrant has revised any applicable disclosure in the Item 9 section of the Prospectus consistent with the responses above.

31.	Comment. Please note in the “Additional Information on Investment Objectives and Policies” section of the Prospectus that each Portfolio’s 80% policy cannot be changed without 60 days’ notice.

Response.  The Registrant respectfully declines to revise the disclosure. The Registrant believes the disclosure regarding providing 60 days’ notice of any changes to such policy is appropriately included in the “Portfolio Characteristics, Policies and Investment Process” section of each Portfolio’s SAI.

32.
Comment.  In the “Additional Information on Investment Objectives and Policies” section, there is a reference to the Portfolios being able to invest in money market funds and ETFs. If a Portfolio’s cost of investing in money market funds and ETFs is expected to exceed 1 basis point, please include the expense in the fee table. If a Portfolio’s investments in money market funds and ETFs are expected to be principal investments for the Portfolio, please include disclosure in the Portfolio’s Summary Prospectus.

Response.  The Registrant confirms that acquired fund fees and expenses, as applicable, are appropriately disclosed in each Portfolio’s fee table in accordance with Form N-1A.  Further, the Registrant confirms that investments in money market funds and ETFs are not expected to be a principal investment of the Portfolios.

33.	Comment. Please consider adding corresponding principal risk disclosure regarding investments in other investment companies.

Response. The Registrant supplementally confirms that investments in other investment

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companies is not considered a principal risk of the Portfolios. The Portfolios do, however, include disclosure regarding such risks in the SAI under the “Exchange Traded Funds” section.

Additional Information on Investment Objectives and Policies
(Emerging Markets ex China Core Equity ETF)

34.
Comment.  In the fourth paragraph under the “Additional Information on Investment Objectives and Policies—Emerging Markets ex China Core Equity ETF” section, please state that the Portfolio may not achieve its investment objective when making temporary investments, in accordance with Item 9(b) of Form N-1A, and clarify that the Portfolio does not anticipate the investments in money market instruments or other highly liquid debt instruments to exceed 20% of the Portfolio’s net assets.

Response. The Registrant has revised the disclosure as follows:

Pending the investment of new capital in Approved Market securities, the Emerging Markets ex China Core Equity ETF will typically invest in money market instruments or other highly liquid debt instruments including those denominated in U.S. dollars (including, without limitation, repurchase agreements), although the aggregate of all such amounts will not exceed 20% of the Portfolio’s net assets under normal circumstances. ~~In addition, the Portfolio may, for liquidity, or for temporary defensive purposes during periods in which market or economic or political conditions warrant, purchase highly liquid debt instruments or hold freely convertible currencies, although the Portfolio does not expect the aggregate of all such amounts to exceed 20% of its net assets under normal circumstances.~~

35.	Comment. Please revise the disclosure regarding the Portfolio’s investments in ETFs to clarify that the Portfolio’s exposure to the U.S. equity market will be less than 20% of the Portfolio.

Response. The Registrant supplementally confirms that the Portfolio’s investments in U.S. equity investments will be in accordance with Rule 35d-1.

36.	Comment. Please confirm supplementally that the Portfolio’s investments in ETFs will not provide exposure to Chinese investments.

Response. The Registrant supplementally confirms that the Portfolio’s investments in ETFs will not provide exposure to Chinese investments.

37.	Comment. Under the “Approved Markets” section, please move the last three sentences of the third paragraph to the end of the first paragraph.

Response. The Registrant has revised the disclosure accordingly.

38.	Comment. Please add additional disclosure regarding how the decision will be made to authorize new markets for investments.

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Response.  The Registrant respectfully declines to revise the disclosure. The Registrant notes that the Emerging Markets ex China Core Equity ETF already includes disclosure regarding various factors the Advisor may consider when determining what countries are eligible markets for the Portfolio.  In addition, the Registrant notes that such disclosure has been moved as requested in comment 37.

39.
Comment.  Please confirm supplementally that the Dimensional Emerging Markets ex China Core ETF will no longer continue to purchase a security as part of its 80% policy if the security no longer meets the criteria under the 80% policy.

Response. The Registrant supplementally confirms that the Portfolio will be operated in accordance with the requirements of Rule 35d-1.

40.	Comment. In the “Approved Markets” section, please clarify what “associated” with means in the following disclosure:

(f) depositary shares of companies associated with Approved Markets under the criteria above.

Response.  The Registrant notes that such disclosure specifically notes that a company is associated with an Approved Market pursuant to the criteria above.  Accordingly, the Registrant respectfully declines to revise the disclosure.

41.
Comment.  With respect to the Dimensional Emerging Markets ex China Core ETF, please revise the disclosure in the “Approved Markets” section to state that the pooled investment vehicles in which the Portfolio invests will also have an ex-China investment policy or will not be invested in China.

Response.  The Registrant notes that the Portfolio specifically discloses each country it will invest in, which does not include China, under within the “Additional Information on Investment Objectives and Policies–Approved Markets” section.  The Registrant further notes that Instruction 3 to Item 9(b)(1) specifically states that a “negative strategy (e.g., a strategy not to invest in a particular type of security or not to borrow money) is not a principal investment strategy,” and accordingly, respectfully declines to revise the disclosure.

42.	Comment. Please revise the disclosure in the “Approved Markets” section to include a statement that in any event China will not be an Approved Market for the Portfolio.

Response. Please see the response to comment 41 above.

43.	Comment. Please clarify why the Registrant chose to include a China Region Risk for this Portfolio.

Response.  The Registrant supplementally confirms that the “China Region Risk” is included due to the Dimensional International Vector Equity ETF’s and Dimensional Emerging Markets ex China Core Equity ETF’s investments in Hong Kong and Taiwan, respectively.  As

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noted in the disclosure, the region is highly interconnected and interdependent, with relationships and tensions built on trade, finance, culture, and politics.

44.	Comment. Please revise the “Principal Risks” section to include “China Region Risk” and any other applicable risks disclosed in Item 9.

Response.  The Registrant believes the “Principal Risks” are appropriately disclosed for each Portfolio.  The “Additional Information Regarding Investment Risks” section provides additional detail regarding certain risks that are summarized in the Summary Prospectus section (e.g., “China Region Risk” is summarized within the “Foreign Securities and Currencies Risk” and “Emerging Markets Risk” for the Portfolios, as applicable).

45.
Comment.  Under the “Fee Waiver and Expense Assumption Agreements” section of the Prospectus, please supplementally clarify the meaning of the language in the first paragraph and the second paragraph noted below:

•
With respect to each Fee Waiver and/or Expense Assumption Agreement, prior year waived fees and/or assumed expenses can be recaptured only if the expense ratio following such recapture would be less than the expense cap that was in place when such prior year fees were waived and/or expenses assumed, and less than the current expense cap in place for the Portfolio.

•
At any time that the Portfolio Expenses of a Portfolio are less than the Expense Limitation Amount for the Portfolio, the Advisor retains the right to recover any fees previously waived and/or expenses previously assumed to the extent that such recovery will not cause the annualized Portfolio Expenses for such Portfolio to exceed the applicable Expense Limitation Amount identified below.

Response.  The Registrant supplementally confirms that the second paragraph reflects the terms of the recapture provision included in each Portfolio’s fee waiver and expense assumption agreement, which has historically been included in the disclosure by the Registrant in response to Item 10(a)(1)(ii) of Form N-1A.  The Registrant supplementally confirms that the disclosure in the first paragraph above was incorporated into the disclosure in response to ongoing SEC comments requesting the Registrant to incorporate additional disclosure into this section stating that prior year expenses can be recaptured only if the current expense ratio, after taking into account such recapture, would be less than: (1) the prior year expense cap that was in place when the expenses were previously waived and/or assumed; and (2) the Portfolio’s current expense cap, in accordance with the guidance set forth in the 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73.[1]

Statement of Additional Information

46.	Comment. Clause (e) in the first sentence of the third paragraph in the “Creation and Redemption of Creation Units—Creations—Acceptance of Orders for Creation Units” section

1 Please see comment 5 from the following comment response letter as an example: https://www.sec.gov/Archives/edgar/data/355437/000160900619000008/filename1.htm.

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of the SAI is worded very broadly in a way that is not consistent with SEC guidance. The discussion of suspending creations in Rule 6c-11’s adopting release contemplates that ETFs could do so only in extraordinary circumstances and for a limited time, but those circumstances are narrower than what is referenced in your clause (e).  Please explain how clause (e) can be consistent with SEC guidance or delete the clause.

Response. The Registrant has revised the disclosure as follows:

A Portfolio reserves the right (to the extent consistent with the provisions of Rule 6c-11 under the 1940 Act and the SEC’s positions thereunder) to reject or revoke a creation order for any reason, including if… (e) deemed appropriate, in the Portfolio’s sole discretion, ~~on certain days that are holidays in~~due to extraordinary circumstances during which non-U.S. markets~~, while not observed holidays in the U.S. equity market,~~ on which the Portfolio’s holdings are traded are closed for a limited period of time, in order to protect Portfolio shareholders from any dilutive costs that may be associated with the purchase of Deposit Securities in connection with creation orders on such days…

Part C

47.	Comment. Please file a new legal opinion with respect to the Portfolios as an exhibit to the Part C.

Response. The legal opinion for each Portfolio will be included as an exhibit to the Part C filed with the 485(b) filing.
* * * * * *

Please do not hesitate to contact Mr. Crowell at (215) 564-8082, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Carolyn L. O
Carolyn L. O, Esq.
Vice President and Secretary
Dimensional ETF Trust